VIA IDEA AND

OVERNIGHT COURIER

May 4, 2009

Re:	MasterCard Incorporated Form 10-K for the Fiscal Year Ended December 31, 2008
Filed February 19, 2009
Form 8-K furnished February 5, 2009
File No. 001-32877

Ms. Joyce Sweeney

Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Ms. Sweeney:

On behalf of MasterCard Incorporated (“MasterCard”), we hereby submit the following responses to your letter dated April 21, 2009 regarding the Securities and Exchange Commission Staff’s review of MasterCard’s Form 10-K for the Fiscal Year Ended December 31, 2008 filed on February 19, 2009 and Form 8-K furnished on February 5, 2009.

To assist your review, we have retyped the text of the Staff’s comments in italics below. Please note that all references to page numbers in our responses refer to the page numbers of the Exchange Act filings. The response and information described below are based upon information provided to us by MasterCard.

Securities and Exchange Commission	May 4, 2009

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Revenues, page 52

1.	We note your discussion on page 15 regarding your three core initiatives, i.e., increasing the categories of merchants that accept cards carrying your brands, the number of payment channels in which MasterCard programs are accepted, and usage of your programs at selected merchants by sponsoring promotional programs on a global basis. Please tell us what consideration you gave to discussing the extent to which these initiatives have affected revenues for the period being reported.

MasterCard advises the Staff that consideration was given to discussing the impact of specific acceptance initiatives on its net revenues for the period reported. While already established at 28.5 million acceptance locations, MasterCard seeks to maintain unsurpassed acceptance by focusing on three core initiatives: increasing the categories of merchants that accept cards carrying MasterCard brands, the number of payment channels in which MasterCard programs are accepted, and usage of MasterCard programs at selected merchants by sponsoring promotional programs on a global basis. These acceptance initiatives are part of MasterCard’s efforts to maintain acceptance, however, there generally is not a discrete impact that can be measured as distinct from normal operating results. While these initiatives may impact purchase volumes on which MasterCard charges assessments and other fees over time, management determined the impact was not significant for the period reported. MasterCard advises the Staff that it will continue to monitor the general effect of these initiatives on its net revenues and will disclose any discrete impact that is material in its future disclosures in its Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Operations Fees, page 55

2.	We note your disclosure that the increase in currency and cross-border revenues was due to a 16.6% increase in cross-border volumes. Please tell us what consideration you have given to disclosing the actual amount of cross-border volume rather than just the growth rate in cross-border volumes.

MasterCard advises the Staff that it believes the growth rate on cross-border volumes, rather than the underlying cross-border volumes themselves, is the appropriate metric to explain the increase in currency conversion and cross-border revenues. Management regularly reviews this metric in evaluating the performance of MasterCard’s currency conversion and cross-border revenues and MasterCard believes this presentation assists readers in readily identifying the most important information. Conversely, MasterCard believes that providing the underlying cross-border volumes would simply add data without providing the reader with additional clarity in understanding the driver behind the change in revenue.

Securities and Exchange Commission	May 4, 2009

Assessments, page 56

3.	We note your disclosure that gross assessments grew partially due to Gross Dollar Volume (“GDV”) growth. Your tabular presentation of GDV on page 9 includes information with respect to MasterCard-branded transactions that are not processed by MasterCard and for which MasterCard does not earn significant revenues. As your presentation of GDV includes data that does not clearly relate to revenue-generating activities, please tell us how you considered conveying to investors the extent to which GDV as disclosed is directly related to assessment fees recognized. As part of your response, tell us how you considered separately disclosing the amounts of GDV upon which assessments are ultimately determined.

MasterCard advises the Staff that it earns assessment revenues on approximately 99% of gross dollar volumes. MasterCard will also earn processing fees, and have the opportunity to provide incremental enhanced services, if it processes the underlying transactions. MasterCard’s disclosure on page 9 is intended to clarify for the reader that if MasterCard does not process a transaction, it only earns assessment revenues. Additionally, the pricing for assessments varies by geographical region and country, depending upon whether the volume relates to a retail purchase or cash withdrawal and whether it is a domestic or cross-border transaction.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 11. Pension. Savings Plan and Other Benefits, page 99

4.	We note that you have used an expected long-term return on plan assets assumption of 8% for your U.S. defined benefit pension plans as of December 31, 2008. Please tell us how you considered the impact of current market conditions on your determination of the expected return as of December 31, 2008.

MasterCard advises the Staff that it considered the current market conditions in determining its expected long-term rate of return on plan assets for its qualified defined benefit plans. As of December 31, 2008, MasterCard utilized an actuarial standard practice referred to as the “building block method,” which provides a weighted average return of the portfolio taking into consideration the following: current asset class weighting within the portfolio (e.g., equity and fixed income) and the expected return on assets utilizing both current market conditions as well as historical market conditions, including based upon historical return data for both the equity and fixed income markets over the past twenty (20) and thirty (30) years. Based on the analysis and management’s judgment, the appropriate long term rate of return for the defined benefit pension plan assets was estimated to be 8%.

Securities and Exchange Commission	May 4, 2009

Note 23. Segment Reporting, page 134

5.	We note your disclosure that MasterCard has one reportable segment, “Payment Solutions” and that all significant operating decisions are based upon analyses of MasterCard as one operating segment. In light of the diversity of geographical regions in which revenues are generated please provide us with your analysis describing how you determined that the company operates within one operating and reportable segment Refer to SFAS 131. As part of your response, please tell us the impact, if any, the organizational changes disclosed in your Form 8-K filed January 6, 2009 will have on your segment analysis. In this regard, we note that these organizational changes will result in global accounts being “managed by the hosting region” as well as establishing a U.S. Markets business unit.

MasterCard advises the Staff that it considered paragraph 10 of SFAS 131 in determining reportable segments. As noted in paragraph 10(a), an operating segment engages in business activities from which it may earn revenues and incur expenses; has discrete financial information that is available; and the operating results are regularly reviewed by the chief operating decision maker to allocate resources and assess performance. MasterCard has determined that its Chief Executive Officer (“CEO”) is the chief operating decision maker due to his role in examining business developments and opportunities, approval of operating and capital expenditures and regularly reviewing the operating results and assessing performance.

MasterCard considered the changes made in the organization referred to in the Form 8-K filed on January 6, 2009 and continues to believe that there is one reportable segment, “Payment Solutions.” All of MasterCard’s divisions are interrelated, and each activity is dependent upon and supportive of the other. There is no meaningful measure of operating profit by division that is reviewed by the CEO when assessing performance or allocating resources and there are limited allocations between divisions. The majority of revenue is recorded in two divisions: the U.S. and the International markets divisions and the majority of expenses are recorded in other divisions. While the U.S. and International markets divisions house the sales force that interfaces with customers, revenue is generated from a variety of different services performed by other divisions. The processing of payment transactions is managed by the Global Technology division and the preference/usage of the MasterCard brand, as well as the advisory services and product improvements and innovation, is supported by the Global Product and Solutions division. The licensing of MasterCard customers, the monitoring of the franchise and the necessary focus on the integrity of the payment system is performed by the Law and Franchise Integrity department. Finance, including the management of cash flows amongst customers, and human resource matters, are handled by the remaining divisions.

Securities and Exchange Commission	May 4, 2009

None of the divisions have all of the necessary inputs (assets, intellectual property or employees) or processes to provide a self-sustaining integrated set of activities managed for the purpose of providing a return to investors. The CEO assesses the need for resources based on opportunities that span divisions, and while he will evaluate each division’s contribution toward the attainment of objectives, the assessment of annual performance occurs on a holistic company-wide basis. Therefore, MasterCard believes that the separate divisions do not meet the criteria in paragraph 10(b) and (c) of SFAS 131.

Part III

6.	We note that the information required by Part III of your Form 10-K will appear in your definitive proxy statement. Please note that comments with regards to your Part III information, if any, will be addressed under cover of a separate letter.

MasterCard acknowledges the Staff’s comment.

Form 8-K filed February 5, 2009

7.	We note that you disclose several non-GAAP measures. Please tell us how you considered the disclosures required by Item 10(e) (1) (i) (C) of Regulation S-K. In this regard, we note that you have not disclosed why management believes that presentation of the non-GAAP measures provides useful information to its investors. Also, in future filings, please ensure that your non-GAAP measures are labeled “non-GAAP” rather than “as adjusted.”

MasterCard acknowledges the Staff’s comment. MasterCard respectfully advises the Staff that MasterCard omitted the disclosures required by Item 10(e) (1) (i) (C) of Regulation S-K from its Form 8-K furnished on February 5, 2009 in reliance upon Item 10(e) (1) (iii) of Regulation S-K. MasterCard had previously included the disclosures required by Item 10(e) (1) (i) (C) of Regulation S-K in its most recent Annual Report on Form 10-K or a more recent filing. More specifically, MasterCard included the following disclosure beneath the caption “Non-GAAP Financial Information” in Item 2.02 in its Form 8-K furnished on November 3, 2008:

“Pursuant to the requirements of Regulation S-K, portions of the attached press release include a reconciliation of certain non-GAAP financial measures to the most directly comparable GAAP financial measures. The presentation of non-GAAP financial measures should not be considered in isolation or as a substitute for the Company’s related financial results prepared in accordance with GAAP.

Securities and Exchange Commission	May 4, 2009

MasterCard has presented non-GAAP financial measures in the attached press release for the three and nine months ended September 30, 2008 and 2007 as supplements to GAAP measures, to enhance an investor’s evaluation of MasterCard’s ongoing operating results and to aid in forecasting future periods. MasterCard’s management uses these non-GAAP financial measures to, among other things, evaluate its ongoing operations in relation to historical results, for internal planning and forecasting purposes and in the calculation of performance-based compensation. In addition, with respect to the non-GAAP financial measures presented in the attached press release:

•

Operating expenses and operating margins—Litigation settlements have been excluded since MasterCard monitors litigation settlements separately from ongoing operations and evaluates ongoing operating performance without these settlements. See the attached press release for a table which provides a reconciliation of operating expenses and operating margin excluding litigation settlements to the most directly comparable GAAP measure to allow for a more meaningful comparison of results between periods.

•

Other income—Income from termination of a customer business agreement in the nine months ended September 30, 2008 and settlement received under an agreement to discontinue the Company’s sponsorship of the 2010 and 2014 World Cup soccer events in the nine months ended September 30, 2007 have been excluded from operating income. These items were not representative of MasterCard’s ongoing performance and therefore have been excluded to provide a more meaningful evaluation of MasterCard’s ongoing performance. See the attached press release for a table which provides a reconciliation of other income excluding these items to the most directly comparable GAAP measure to allow for a more meaningful comparison of results between periods.

•

Effective income tax rate—The income tax benefits associated with litigation settlements have been excluded to provide a comparison of the effective income tax rate associated with ongoing operations of the business. See the attached press release for a table which provides a reconciliation of the effective income tax rate excluding litigation settlements to the most directly comparable GAAP measure to allow for a more meaningful comparison of results between periods.

•	Net income (loss) and earnings (loss) per diluted share—Reflects the impact of all of the non-GAAP financial measures noted above. See the attached press release for a table which

Securities and Exchange Commission	May 4, 2009

provides a reconciliation of net income (loss) and diluted earnings (loss) per share excluding these items to the most directly comparable GAAP measure to allow for a more meaningful comparison of results between periods.”

In addition, MasterCard included the following disclosure on page 32 of its Form 10-Q for the quarterly period ended September 30, 2008, filed on November 4, 2008:

“Non-GAAP financial information is defined as a numerical measure of a company’s performance that excludes or includes amounts so as to be different than the most comparable measure calculated and presented in accordance with accounting principles generally accepted in the United States (“GAAP”). Pursuant to the requirements of Regulation S-K, portions of this “Management’s Discussion and Analysis of Financial Condition and Results of Operations” include a reconciliation of certain non-GAAP financial measures to the most directly comparable GAAP financial measures. The presentation of non-GAAP financial measures should not be considered in isolation or as a substitute for the Company’s related financial results prepared in accordance with GAAP.

MasterCard has presented non-GAAP financial measures for operating expenses in the three and nine months ended September 30, 2008 and 2007 and the effective income tax rate for the three and nine months ended September 30, 2008 as supplements to GAAP measures, to enhance an investor’s evaluation of MasterCard’s ongoing operating results and to aid in forecasting future periods. MasterCard’s management uses these non-GAAP financial measures to, among other things, evaluate its ongoing operations in relation to historical results, for internal planning and forecasting purposes and in the calculation of performance-based compensation. More specifically, with respect to the non-GAAP financial measures presented in this discussion:

•

Operating expenses – Litigation settlements have been excluded since MasterCard monitors litigation settlements separately from ongoing operations and evaluates ongoing operating performance without these settlements. See “—Operating Expenses” for a table which provides a reconciliation of operating expenses excluding litigation settlements to the most directly comparable GAAP measure to allow for a more meaningful comparison of results between periods.

•	Effective income tax rate – The income tax benefits associated with litigation settlements have been excluded to provide a comparison of the effective income tax rate associated with

Securities and Exchange Commission	May 4, 2009

ongoing operations of the business. See “—Income Taxes” for a table which provides a reconciliation of the effective income tax rate excluding litigation settlements to the most directly comparable GAAP measure to allow for a more meaningful comparison of results between periods.”

MasterCard respectfully submits that the disclosures included in its Form 8-K furnished with the SEC on November 3, 2008 and its Form 10-Q for the quarterly period ended September 30, 2008 satisfied the requirements of Item 10(e)(1)(i)(C) of Regulation S-K applicable to the non-GAAP financial measures included within its earnings release for its quarter ended December 31, 2008 attached to its Form 8-K subsequently furnished with the SEC on February 5, 2009.

Notwithstanding the foregoing, MasterCard advises the Staff that, in order to facilitate the ability of readers to more easily access the disclosures required by Item 10(e)(1)(i)(C) of Regulation S-K, it has included the relevant disclosures beneath the caption “Non-GAAP Financial Information” in Item 2.02 in its Form 8-K furnished on May 1, 2009, which attaches MasterCard’s earnings release for its quarter ended March 31, 2009, and intends to also do so directly within its future filings with the SEC that contain non-GAAP financial measures.

In addition, MasterCard advises the Staff that it will ensure that any non-GAAP financial measures are labeled “non-GAAP” rather than “as adjusted” in future filings with the SEC.

Reconciliation of Financial Results

8.	We believe the columnar format of the “Reconciliation of Financial Results” appearing in your earnings release furnished on Form 8-K may create the unwarranted impression to investors that this non-GAAP statement of operations has been prepared under an other comprehensive set of accounting rules or principles while also conveying undue prominence to a statement based on non-GAAP measures. In addition, Section II.A.2 of SEC Release 33-8176 defines non-GAAP measures and does not contemplate including non-GAAP financial statements as a “measure.” Please remove that presentation, or explain to us in reasonable detail why its retention is justified in light of these concerns. As a substitute for this presentation format, you may consider presenting only individual non-GAAP measures (i.e., line items, subtotals, etc.) provided each one complies with Item 10(e)(1)(i) of Regulation S-K and Regulation G.

MasterCard acknowledges the Staff’s comment. MasterCard advises the Staff that in its earnings release for its quarter ended March 31, 2009, attached to its Form 8-K furnished on May 1, 2009, it has substituted for this presentation format a presentation of only individual non-GAAP financial measures compliant with Item 10(e)(1)(i) of Regulation S-K and Regulation G.

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Securities and Exchange Commission	May 4, 2009

Please do not hesitate to call Joshua Ford Bonnie at 212-455-3986 with any questions or further comments you may have regarding this filing or if you wish to discuss the above response.

Very truly yours,

/s/ Simpson Thacher & Bartlett LLP
SIMPSON THACHER & BARTLETT LLP

cc:	Securities and Exchange Commission
Craig Wilson
Christine Davis
Mark Shuman
Michael Johnson

MasterCard Incorporated
Martina Hund-Mejean
Melissa Ballenger
Noah J. Hanft
Bart S. Goldstein